Exhibit 99.152

SUBORDINATION AGREEMENT

This Agreement is made as of the 27th day of June, 2005

AMONG:

STARPOINT ENERGY TRUST (the “Subordinated Creditor”), by its trustee, Olympia Trust Company (in such capacity, the “SET Trustee”)

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OLYMPIA TRUST COMPANY, in its capacity as note trustee under the Note Indenture (in such capacity, the “Note Trustee”)

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STARPOINT ENERGY LTD., a corporation amalgamated under the laws of Alberta with an office in Calgary, Alberta (“SEL”)

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STARPOINT ENERGY PARTNERSHIP, a partnership formed under the laws of Alberta with an office in Calgary, Alberta (the “Partnership”)

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STARPOINT COMMERCIAL TRUST (“SC Trust”), by its trustee, 1149708 Alberta Ltd. (in such capacity, the “SCT Trustee”)

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BANK OF MONTREAL, a chartered bank with an office in Calgary, Alberta, in its capacity as administrative agent for and on behalf of itself and the other Senior Creditors (the “Agent”)

WHEREAS:

A.            SEL and SC Trust are or may become indebted to the Senior Creditors under the Credit Agreement and the other Credit Documents to which each is a party.

B.            SEL may become indebted to and have obligations in favour of the Subordinated Creditor under the Note Indenture and/or other documents relating to the Subordinated Creditor.

C.            The Partnership may have obligations in favour of the Subordinated Creditor under the NPI Agreement.

D.            SC Trust may have obligations in favour of the Subordinated Creditor under the SC Trust Deed.

E.            Any Subsidiary of the Subordinated Creditor (other than SEL, SC Trust and the Partnership) may in future have obligations in favour of the Subordinated Creditor.

F.             It is a condition precedent of the Senior Creditors providing credit facilities to the Borrowers under the Credit Agreement that the Subordinated Creditor agrees to postpone and subordinate, in favour of the Senior Creditors, the Subordinated Obligations and all rights of the Subordinated Creditor with respect thereto, all on the terms and subject to the conditions herein contained, and the Subordinated Creditor has agreed to do so.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1.                                      Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement and not otherwise defined herein shall have the same meanings as are ascribed thereto in the Credit Agreement, terms defined in the identification of the parties, the recitals and the body hereof shall have those meanings, and the following terms shall have the following meanings:

“Agreement” means this subordination agreement, as the same may be amended, supplemented, restated or replaced from time to time;

“Credit Agreement” means the credit agreement dated as of June 27, 2005 made among SEL and SC Trust, as borrowers, the Lenders and the Agent, as the same may be amended, supplemented, restated or replaced from time to time;

“Default” means the occurrence and continuance of a Default or an Event of Default under the Credit Agreement;

“Net Free Cash Flow” means, in respect of SEL and SC Trust on a consolidated basis for any period, the consolidated net income for such period determined in accordance with generally accepted accounting principles before deduction of interest, taxes, depreciation and amortization, minus (i) cash taxes paid, and (ii) scheduled principal and interest payments servicing interest-bearing debt for such period;

“Note Indenture” means the note indenture dated as of January 4, 2005, between a predecessor of SEL and the Note Trustee, providing for the issuance of an unlimited principal amount of Notes, as the same may be amended, supplemented, restated or replaced from time to time;

“Noteholder” means the Subordinated Creditor as holder of the Notes;

“NPI Agreement” means the net profits interest agreement dated as of January 7, 2005, between the Partnership and the Subordinated Creditor, as the same may be amended, supplemented, restated or replaced from time to time;

“Partnership Agreement” means the partnership agreement dated as of May 1, 2002 relating to the Partnership, as the same may be amended, supplemented, restated or replaced from time to time;

“SC Trust Deed” means the trust indenture dated as of January 27, 2005, pursuant to which SC Trust was settled as an operating trust under the laws of Alberta, as the same may be amended, supplemented, restated or replaced from time to time;

“SE Trust Deed” means the declaration of trust dated as of December 6, 2004, pursuant to which the Subordinated Creditor was settled as an open-ended, unincorporated investment trust under the laws of Alberta, as the same may be amended, supplemented, restated or replaced from time to time;

“Senior Creditors” means the Lenders and the Swap Lenders from time to time under the Credit Agreement.

“Senior Obligations” means the aggregate of all present and future indebtedness, liabilities and obligations of the Borrowers to the Senior Creditors under or in connection with the Credit Agreement or any Swap Arrangements, whether direct or indirect, contingent or otherwise, matured or not, and including without limitation, any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other amounts payable to the Senior Creditors or any Swap Lenders;

“Senior Security Documents” means (i) the fixed and floating charge demand debentures granted by SEL, SC Trust, the Partnership and certain other Subsidiaries of the Subordinated Creditor in favour of the Agent and the Senior Creditors as of the date hereof, (ii) all present and future Guarantees and security therefor from time to time granted by the Subordinated Creditor, SEL, SC Trust, the Partnership and certain other Subsidiaries of the Subordinated Creditor in favour of the Agent and the Senior Creditors as of the date hereof, and (iii) all other present and future Guarantees and security therefor that are now or may hereafter be granted or made or caused to be granted or made by the Borrowers in favour of the Agent and the Senior Creditors, as security for the Senior Obligations; as any of the foregoing may be amended, supplemented, restated or replaced from time to time;

“Subordinated Obligations” means any and all present and future indebtedness, liabilities and obligations of SEL, SC Trust, the Partnership or any other Subsidiaries of the Subordinated Creditor owing to the Subordinated Creditor, including without limitation, pursuant to or in respect of (i) the SE Trust Deed, (ii) the Note Indenture, (iii) the NPI Agreement, (iv) interest and dividends payable to the Subordinated Creditor from time to time (net of administrative expenses) and amounts payable from time to time in connection with the redemption of Subordinated Creditor units, whether or not as contemplated by the SE Trust Deed, (iv) principal and interest payable to the Subordinated Creditor on the Notes from time to time, (v) dividends (including cash dividends), other distributions (including share redemption payments) or other property, securities or instruments payable to the Subordinated Creditor as the holder of any Shares in the capital of SEL, any Trust Units of SC Trust, (vi) net profits interest payments payable to the Subordinated Creditor from time to time, (vii) the SC Trust Deed, and (viii) income, interest and dividends payable to the Subordinated Creditor from time to time (net of administrative expenses) and amounts payable from time to time in connection with the redemption of the SC Trust units, whether or not as contemplated by the SC Trust Deed; and

“Swap Arrangements” means any and all eligible currency, interest rate, financial or commodity swap or hedging transactions obligating a Borrower to make payments thereunder to the Swap Lenders, whether on a periodic basis or upon the happening of any contingency.

2.                                      Headings

The division of this Agreement into articles, sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

3.                                      Interpretation

In this Agreement:

(a)                                 the terms “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Agreement taken as a whole and not to any particular article, section or subsection;

(b)                                 words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(c)                                  all references to particular articles, sections or subsections refer, unless otherwise specified, to articles, sections or subsections of this Agreement, as the case may be; and

(d)                                 words and terms denoting inclusiveness, whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

4.                                      General Postponement and Subordination

Except for payments expressly permitted by Section 7 of this Agreement,

(a)                                 the Subordinated Obligations shall be and are hereby expressly postponed and made fully subordinate in right of payment to the prior payment in full of the Senior Obligations, and the Subordinated Creditor shall not accept any payment, prepayment, repayment or other satisfaction of or with respect to all or any portion of the Subordinated Obligations (in each case, whether in cash, property, securities or otherwise) prior to the full and final payment of the Senior Obligations; and

(b)                                 any and all claims arising in respect of the Subordinated Obligations shall be subordinate and rank subsequent to the security interests created by the Senior Security Documents.

The foregoing postponement and subordination of the Subordinated Obligations shall apply in all events and circumstances.  Without limiting the generality of the foregoing, the rights and priority of the Agent and the postponement and subordination of the Subordinated Obligations pursuant hereto shall not be affected by: (i) the time, sequence or order of creating, granting, executing, delivering or registering or failing to register any security notice, caveat, financing statement or other notice in respect of the Senior Security Documents or the Subordinated Obligations; (ii) subject to Section 7, the date of any payments made to the Subordinated Creditor under or in respect of the Subordinated Obligations, (iii) the time or sequence of giving any notice or the making of any demand in respect of the Senior Obligations, the Senior Security Documents or the Subordinated Obligations or the attachment, perfection or crystallization of the security constituted by the Senior Security Documents; (iv) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security Documents or the Subordinated Obligations, (v) the date of obtaining any judgment or the order of any bankruptcy court or any court administering bankruptcy, insolvency, receivership or similar proceedings as to the entitlement of the Agent, any Senior Creditor or the Subordinated Creditor to any money or property of SEL, SC Trust, the Partnership or any other Material Subsidiary of the Subordinated Creditor which becomes a party hereto, (vi) the giving or failing to give any notice, or the sequence of giving any notice to SEL, SC Trust, the Partnership, the Subordinated Creditor, the Note Trustee or any other person; (vii) the failure to exercise any power or remedy reserved to the Agent under the Senior Security Documents or to insist upon a strict compliance with any of the terms thereof; and (viii) any priority that would (but for this Agreement) be granted to the Subordinated Creditor or the Subordinated Obligations by any applicable principle of law or equity.

5.                                      Priority of Senior Obligations upon Enforcement or Insolvency

In the event of any dissolution, winding up, liquidation, readjustment, reorganization, bankruptcy, insolvency, receivership, creditor enforcement, realization or other similar proceedings relating to SEL, SC Trust, the Partnership or any other Material Subsidiary of the Subordinated Creditor, or any of its or their respective property, assets or undertaking (whether voluntary or involuntary, partial or complete), or any other marshalling of the assets and liabilities of SEL, SC Trust, the Partnership or any other Material Subsidiary of the Subordinated Creditor, or (subject to obtaining the prior written consent of the Agent) any sale of all or substantially all of the assets of SEL, SC Trust, the Partnership or any other Material Subsidiary of the Subordinated Creditor, the Senior Obligations shall first be paid in full before the Subordinated Creditor shall be entitled to receive or retain any payment or distribution in respect of the Subordinated Obligations.  In order to implement the foregoing:

(a)                                 in the course of realization of the Senior Security Documents, the Agent and/or a receiver or receiver-manager of all or part of the property, assets or undertaking of SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor, or any other enforcement agent may sell, mortgage or otherwise dispose of the property, assets or undertaking of SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor, in whole or in part, free and clear of the Subordinated Obligations and without the approval of the Subordinated Creditor or any requirement to account to the Subordinated Creditor until after the full and final payment of all of the Senior Obligations.  With respect to any such disposition of the property, assets or undertaking of SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor, the Subordinated Creditor shall execute and deliver all such documents and instruments as may be requested by the Agent in connection therewith to give effect to such disposition of assets free and clear of the Subordinated Obligations, including quit claims and all such other documents and instruments as may be requested by the Agent from time to time confirming that the Subordinated Obligations as they pertain to the assets disposed of, or being disposed of, have terminated and that such assets are no longer subject to the Subordinated Obligations;

(b)                                 all rights of the Subordinated Creditor to exercise the voting and other consensual rights pertaining to the Subordinated Obligations, or the Shares in the capital of SEL, or the Trust Units of SC Trust, of which it would otherwise be entitled to exercise as holder, shall cease and all such rights shall thereupon become vested in the Agent, which shall thereupon have the right, but not the obligation, to exercise such voting and other consensual rights; and

(c)                                  all distributions or other payments of any kind or character (whether in cash, securities or other property) in respect of the Subordinated Obligations to which the Subordinated Creditor would be entitled if the Subordinated Obligations were not subordinated pursuant to this Agreement shall be paid and delivered directly to the Agent for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or repayment of, the Senior Obligations.

6.                                      Receipt of Payments, Proceeds and Assets in Trust

If any distribution or other payment from SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor which becomes a party hereto is received by the Subordinated Creditor in respect of the Subordinated Obligations prior to the payment in full of the Senior Obligations then, except as expressly permitted by Section 7, such payment, proceeds or assets shall be received and held in trust by the Subordinated Creditor for the exclusive benefit of the Agent and the Senior Creditors and shall be forthwith paid or delivered to the Agent.

7.                                      Permitted Payments

SEL, SC Trust, the Partnership and any other Subsidiary of the Subordinated Creditor which becomes a party hereto shall be entitled to pay, and the Subordinated Creditor shall be entitled from time to time to receive, distributions on account of the Subordinated Obligations in accordance with the terms of the Subordinated Obligations (collectively, “Permitted Distributions”); provided that such Permitted Distributions may only be made directly or indirectly to the Subordinated Creditor if: (i) no Default shall have occurred and be continuing, including as a result of making any such Permitted Distributions, (ii) no Borrowing Base Shortfall shall have occurred that is continuing, and (iii) the aggregate of all distributions and other payments made by SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor which becomes a party hereto to the Subordinated Creditor shall not exceed Net Free Cash Flow.

8.                                      Prohibited Payments

Without limiting the generality of Sections 4, 5 and 6 above, the Subordinated Creditor acknowledges, covenants and agrees that, after the occurrence and during the continuance of a Default, none of SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor which becomes a party hereto shall be entitled to make any Permitted Distribution or other payment to the Subordinated Creditor and the Subordinated Creditor shall not be entitled to receive any Permitted Distribution or other such payment of or with respect to any Subordinated Obligation, without the prior written consent of the Agent.

Any payments received by the Subordinated Creditor in contravention of this Section 8 shall be forthwith paid to the Agent.  For greater certainty, nothing in this Agreement shall be interpreted as permitting or authorizing or entitling (i) the Subordinated Creditor to receive any payment of or with respect to any of the Subordinated Obligations after the occurrence and during the continuance of a Default, or (ii) SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor which becomes a party hereto from making any payment of or with respect to any of the Subordinated Obligations which is prohibited under the Credit Agreement.

9.                                      Restriction on Subrogation

The Subordinated Creditor shall not exercise any rights which it may acquire by way of subrogation or contribution under this Agreement as a result of any payment made hereunder or otherwise until this Agreement has ceased to be effective in accordance with Section 14(a).  If any amount is paid to the Subordinated Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 14(a), such amount shall be held in trust by the Subordinated Creditor for the benefit of the Agent and the Senior Creditors and shall be forthwith paid to the Agent.

10.                               Not Bound by Restrictions

Each of SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor which becomes a party hereto hereby acknowledges, covenants and agrees that the liabilities and obligations of the Borrowers to the Agent and the Senior Creditors under the Senior Obligations and the Senior Security Documents shall not be impaired, affected, reduced or limited by any failure by SEL, SC Trust, the Partnership or any other Subsidiary of the Subordinated Creditor which becomes a party hereto to comply with any restrictions on borrowing or granting security under the Note Indenture, the

Partnership Agreement or the terms of any Subordinated Obligations, regardless of any knowledge thereof which the Agent or the Senior Creditors may have or be deemed to have or with which the Agent or the Senior Creditors may be charged.  Nothing contained in this Agreement, the Note Indenture, the SE Trust Deed, the Partnership Agreement, the SC Trust Deed or any other agreement or instrument relating to the Subordinated Obligations is intended to or shall prevent the Agent from exercising at any time and from time to time all rights and remedies under or in respect of the Senior Security Documents and the Senior Obligations.

11.                               Dealings by Agent with SEL, the Partnership, SC Trust and Other Persons

Notwithstanding anything in this Agreement, the Subordinated Creditor acknowledges that the Agent and the Senior Creditors shall be entitled to:

(a)                                 lend monies or otherwise extend credit or accommodations to the Borrowers as part of the Senior Obligations;

(b)                                 change, amend, waive or depart from any term of the Credit Agreement, any Swap Arrangement or any Senior Security Document, including without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of the Borrowers under any such documents;

(c)                                  take any additional security from SEL, the Partnership, SC Trust, the Subordinated Creditor or any other person;

(d)                                 grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to SEL, the Partnership, SC Trust and any other person in respect of the Senior Obligations;

(e)                                  waive timely and strict compliance with or refrain from exercising any rights under or relating to the Senior Obligations;

(f)                                   accept or make any compositions, arrangements, plans of reorganization or compromises with SEL, the Partnership, SC Trust or any other person as the Senior Creditors may deem appropriate in connection with the Senior Obligations;

(g)                                  change, whether by addition, substitution, renewal, succession, assignment, grant of participation, transfer or otherwise, the Senior Creditors;

(h)                                 acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security interests relating to any Senior Security Documents, or allow SEL, the Partnership, SC Trust or any other person to deal with the property which is subject to such security interests, all as the Senior Creditors may deem appropriate; and

(i)                                     abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security interests for any Senior Obligations; and no loss in respect of any of the security interests received or held for and on behalf of the Senior Creditors, whether occasioned by fault, omission or negligence of any kind, shall in any way limit or impair the rights of the Senior Creditors or the liability of the Subordinated Creditor under this Agreement, all of which may be done without notice to or consent of the Subordinated Creditor and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Creditor hereunder or any rights of the Senior Creditors hereunder.

12.                               Enforcement of Subordinated Obligations

If the Subordinated Creditor shall become entitled to enforce any rights or remedies against SEL, the Partnership, SC Trust or any other person or any of their respective assets by reason of any default under the Note Indenture, the SE Trust Deed, the Partnership Agreement, the SC Trust Deed or any other agreement or instrument relating to the Subordinated Obligations, the Subordinated Creditor shall promptly provide the Agent with written notice of any such default together with reasonable particulars thereof.  The Subordinated Creditor shall not exercise any rights or remedies it may have under the Note Indenture, the SE Trust Deed, the Partnership Agreement, the SC Trust Deed or any other agreement or instrument relating to the Subordinated Obligations without the prior written consent of the Agent.

13.                               Representations and Warranties

Each of the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee hereby represents and warrants to the Agent and the Senior Creditors that:

(a)                                 the Note Trustee is the trustee for the Subordinated Creditor in respect of Notes issued under the Note Indenture and has all necessary power and authority to enter into this Agreement; and

(b)                                 this Agreement constitutes a valid and legally binding obligation, enforceable against each of the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles;

and each of the Subordinated Creditor, SEL, SC Trust and the Partnership hereby further represents and warrants to the Agent and the Senior Creditors that:

(c)                                  the SET Trustee is the trustee of the Subordinated Creditor under the SE Trust Deed and has the power to generally administer and manage the affairs of the Subordinated Creditor, and has all necessary power and authority to enter into this Agreement for and on behalf of the Subordinated Creditor; and

(d)                                 the SCT Trustee is the trustee of SC Trust under the SC Trust Deed and has the power to generally administer and manage the affairs of SC Trust, and has all necessary power and authority to enter into this Agreement for and on behalf of SC Trust.

14.                               Continuing Subordination

This Agreement shall create a continuing subordination and shall:

(a)                                 remain in full force and effect until the Agent and the Senior Creditors have received full and final payment of the amount of the Senior Obligations, and the Credit Agreement and

all Swap Arrangements to which the Senior Creditors or any Swap Lenders are a party have been terminated;

(b)                                 be binding upon the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee and their respective successors and assigns (including any successor by reason of amalgamation); and

(c)                                  enure, together with the rights and remedies of the Agent and the Senior Creditors hereunder, to the benefit of and be enforceable by the Agent and the Senior Creditors and their respective successors and assigns.

15.                               Acknowledgement of Documentation

The Subordinated Creditor hereby acknowledges that it has reviewed a copy of the terms of the Credit Agreement and the Senior Security Documents.  The Subordinated Creditor hereby waives any entitlement it may have to receive copies of all amendments, modifications, supplements or restatements to any of the aforementioned documents (including the Credit Agreement) and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Obligations may arise or are guaranteed or secured.  The Agent shall have no obligation to ensure such receipt nor shall lack of receipt in any way affect the nature of the subordination and postponement of the Subordinated Obligations and the Subordinated Creditor’s obligations hereunder in respect of the Senior Obligations thereby created or arising.

16.                               Other Rights Not Affected

The postponement and subordination provided for in this Agreement is in addition to and not in substitution for or limitation of any other agreement, right or other security by whomsoever given or at any time held by or for the benefit of the Senior Creditor in respect of the Senior Obligations, and nothing in this Agreement shall limit or prejudice any of the contractual, common law or other rights of the Agent and the Senior Creditors or the contractual, common law or other priority of the Senior Obligations insofar as such rights or priority arises or exists outside of this Agreement.

17.                               Additional Covenants

(a)                                 Each of SEL, SC Trust and the Partnership hereby acknowledges the subordination and postponement of the Subordinated Obligations to the Senior Obligations herein provided, and agrees that it shall not participate in any breach or violation of this Agreement.

(b)                                 Each of the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee hereby covenants to and agrees with the Agent that it will not amend or waive the terms and conditions of the Note Indenture, the SE Trust Deed, the Partnership Agreement, the SC Trust Deed or any other agreement or instrument to which it is a party relating to the Subordinated Obligations in any manner that may be material and adverse to the interests of the Agent and the Senior Creditors without the prior written consent of the Agent, such consent not to be unreasonably withheld.

(c)                                  The Subordinated Creditor shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Obligations or the Senior Security Documents, nor shall it at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

18.                               Notices

All notices and other communications required or permitted hereunder shall be in writing and may be served (i) by delivering them to the recipient at the address for notice set forth below (provided that such delivery shall be during normal business hours of the recipient and shall be deemed received by the recipient once actually delivered as aforesaid, or (ii) by telecopier, or any other like method by which a written and recorded message may be sent, directed to the recipient at its telecopy number for notices set forth below (provided that such notices shall be deemed received by the recipient when actually received if sent within normal working hours of a business day of the recipient, or otherwise at the commencement of the next ensuing business day following transmission thereof, whichever is earlier, and (iii) as follows:

If to the Agent: Bank of Montreal Investment & Corporate Banking Suite 2200, 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention:Vice President Facsimile:(403) 515-3650	If to the Subordinated Creditor: c/o StarPoint Energy Ltd. Suite 3900, 205 – 5th Avenue S.W. Calgary, Alberta T2P 2V7 Attention:VP, Finance and CFO Facsimile:(403) 693-0070

If to SEL or the Partnership: Suite 3900, 205 – 5th Avenue S.W. Calgary, Alberta T2P 2V7 Attention:VP, Finance and CFO Facsimile:(403) 693-0070	If to the SET Trustee or the Note Trustee: Olympia Trust Company Suite 2300, 125 – 9th Avenue S.E. Calgary, Alberta T2P 0P6 Attention:Manager, Client Services Facsimile:(403) 265-1455

If to SC Trust or the SCT Trustee c/o 1149708 Alberta Ltd. Suite 3900, 205 – 5th Avenue S.W. Calgary, Alberta T2P 2V7 Attention:Secretary Facsimile:(403) 693-0070

19.                               Amendments and Waivers

(a)                                 No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Agent, the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee.

(b)                                 No failure on the part of the Agent to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)                                  Any waiver of any provision of this Agreement or consent to any departure by any party therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way be or be construed as a waiver of any future requirement.

20.                               Assignment by Agent

Each of the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee acknowledges and agrees that the Agent shall have the right to assign, sell, participate or otherwise transfer all or any portion of its respective rights and benefits under this Agreement without the consent of but upon notice to the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee.

21.                               Assignment by the Subordinated Creditor, StarPoint or the Note Trustee

None of the Subordinated Creditor, SEL, SC Trust, the Partnership or the Note Trustee shall assign all or any portion of this Agreement without the prior written consent of the Agent, such consent not to be unreasonably withheld.

22.                               Acknowledgements

The parties hereto acknowledge that

(a)                                 the SET Trustee is entering into this Agreement solely in its capacity as trustee of the Subordinated Creditor, and the obligations of the Subordinated Creditor hereunder shall not be personally binding upon the SET Trustee or any registered or beneficial holder of units of the Subordinated Creditor, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of the Subordinated Creditor arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the “Trust Fund” (as defined in the SE Trust Deed);

(b)                                 the Note Trustee is entering into this Agreement solely in its capacity as trustee under the Note Indenture, and the obligations of the Subordinated Creditor hereunder shall not be personally binding upon the Note Trustee, and that resort shall not be had to, nor shall recourse be sought from, the Note Trustee or the private property of the Note Trustee in any manner in respect of any indebtedness, obligation or liability of the Subordinated Creditor arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour; and

(c)                                  the SCT Trustee is entering into this Agreement solely in its capacity as trustee of the SC Trust, and the obligations of SC Trust hereunder shall not be personally binding upon the SCT Trustee or any registered or beneficial holder of trust units of SC Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of SC Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the “Trust Properties” (as defined in the SC Trust Deed).

23.                               Enurement

This Agreement shall enure to the benefit of the Agent and the Senior Creditors and their respective successors and assigns, and be binding upon the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee and their respective successors and permitted assigns (including their successors by reason of amalgamation).

24.                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be treated in all respects as an Alberta contract.  Each of the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the Agent to take proceedings in any other jurisdiction.

25.                               Severability

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

26.                               Time of Essence

Time shall be of the essence of this Agreement.

27.                               Further Assurances

Each of the Subordinated Creditor, SEL, SC Trust, the Partnership and the Note Trustee shall, at the request of the Agent but at the expense of the Borrowers, as applicable, from time to time do or cause to be done all such further acts and things and execute and deliver all such further documents as the Agent may reasonably require in order to give effect to and carry out the terms of this Agreement.

28.                               Counterpart Execution

This Agreement may be executed in several counterparts (including by facsimile), each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[the next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized representatives as of the date first above written.

BANK OF MONTREAL, as Agent

Per:
John M. Cook
Director

STARPOINT ENERGY TRUST,	OLYMPIA TRUST COMPANY,
by its trustee,	in its capacity as note trustee under the Note Indenture
OLYMPIA TRUST COMPANY

Per:	Per:
Shauneen Wilson, Senior Account Officer	Shauneen Wilson, Senior Account Officer

Per:	Per:
Randy Gregory, Vice President	Randy Gregory, Vice President

STARPOINT ENERGY LTD.	STARPOINT ENERGY PARTNERSHIP,
by its partners,

STARPOINT ENERGY LTD.

Per:	Per:
Brett Herman	Brett Herman
Vice President Finance and CFO	Vice President Finance and CFO

TREND ENERGY INC.

Per:
Brett Herman
Secretary
STARPOINT COMMERCIAL TRUST,
by its trustee,
1149708 ALBERTA LTD.

Per:
Brett Herman
Secretary